Mail Stop 4-6

March 9, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 1 to Registration Statement on
Form
SB-2
	Filed February 18, 2005
	File No. 333-116512

      Form 10-KSB for the fiscal year ended June 30, 2004
	Form 10-QSB for the fiscal quarter ended September 30, 2004 Form 10-QSB for the fiscal quarter ended December 31, 2004
	File No. 0-22773

Dear Mr. Ghauri:

      This is to advise you that we have limited our review of the above registration statement to the limited matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      We have also made a full financial review of the above referenced periodic filings and have the comments set forth below.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. You should respond to the comments relating to the Form 10-KSB and other periodic reports no later than March 23, 2005.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Post-effective Amendment to Registration Statement on Form SB-2 filed
February 17, 2005

General

1. We note your recent press accounts regarding the closing of your acquisition of CQ Systems Limited on February 22, 2005. Please revise your disclosure throughout to reflect the consummation of the transaction. Further, please provide us with your analysis explaining why you did not believe it was necessary to file a Form 8-
K announcing the consummation of the CQ Systems acquisition. Please also advise us whether you plan to file financial statements related to CQ Systems and your analysis resulting in your conclusion whether to file. Please see Items 2.01 and 9.01 of Form 8-K and Rule 3-05 and Article 11 of Regulation S-X. We note that your Form 8-K filed
January 25, 2005 states that "any required" financial statement and pro forma financial information will be filed no later than April 4,
2005.

2. We note your disclosure on page 24 of your filing in which you state that you are "extremely optimistic that [you] will experience huge opportunities for [your] products offerings in 2005" and that you believe "the year 2005 will be a year for some landmark growth."
What are the opportunities and what is the nature and amount of the growth you predict? Please provide meaningful context such as competitive conditions and your business that will enable an investor to understand what you mean by referring to "huge opportunities" and
"landmark growth." Disclose the reasonable basis on which these beliefs of management as to business opportunities and future performance are made. What conditions would need to be satisfied in order for the company to attain "landmark growth" and in what circumstances would the achievement of this objective be frustrated?
Do you intend to inform investors in the event management`s views change about the likelihood of "landmark growth." Please see Item 10(b) of Regulation S-K for additional guidance.

3. Please file the consent required by Item 601(b)(23) of Regulation
S-K with respect to the audited financial statements of CQ
Systems.

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial
Statements, p. 36

4. For each of your pro forma adjustments, provide more detail information. For example, describe your purchase price allocation methodology. Supplementally tell us how you determined the fair value of the assets and liabilities of CQ Systems in your purchase price allocation. Also tell us why there are no pro forma adjustments to the statements of operations for any periods presented. For example, tell us whether you acquired any amortizable intangible assets.

CQ Systems Limited Financial Statements

5. Revise each of the Independent Auditors` Reports for the financial statements prepared under U.S. GAAP to indicate the city and state where issued and to provide the signature of the accountant.

6. Revise to include financial statements for CQ Systems for the most recent interim period and the comparable period of the preceding fiscal year. Refer to Item 310(b) of Regulation S-B.

Form 10-KSB for the Year Ended June 30, 2004

Item 6 - Management`s Discussion and Analysis Plan of Operations

Results of Operations, pp. 19-21

7. Consider expanding your discussion of licenses revenue versus service revenue. In this regard, quantify the changes in each source of revenue for each period presented and explain what contributing or offsetting factors are included in any fluctuations. Also explain the factors contributing to the decrease in revenue generated from NetSol Connect. Describe any known or expected trends and the impact on future operating results or liquidity. Refer to FR 72.

8. We note from page 10 of your Business section that you introduced
`Pay Per Use` pricing strategy for all LeaseSoft constituent applications at the end of the first quarter 2004. Tell us how changing your pricing methodology affects your current and expected future operating results, financial condition and liquidity. Also explain how this impacts your current revenue recognition policy.

Liquidity and Capital Resources, p. 21

9. Your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the face of the financial statements. Please refer to Section IV of Release No. 33-8350.

10. Tell us how you determined your working capital as of June 30, 2004 of $400,000. We note that current assets less current liabilities amounts to negative working capital of $10,000.
Ensure
statements that are similar in nature throughout your filing are consistent. Please advise or revise your filing to clearly identify your amount of working capital.

Item 8A. Controls and Procedures

11. You state that your "disclosure controls and procedures are effective to ensure that all material information required to be filed in [your annual report] has been made known to [your chief executive officer and chief financial officer]." Please revise to disclose whether your chief executive officer and chief financial officer had concluded that as of the end of the period your disclosure controls and procedures were effective in recording, processing, summarizing and reporting on timely basis information required to be disclosed by you in your reports filed or submitted under the Exchange Act. Further, disclose whether your officers concluded that as of the end of the period your disclosure controls and procedures are effective to ensure that information required to be disclosed in such reports are accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see Rule 13a-15(e) of the Exchange Act.
Please
note this comment with respect to your subsequently filed quarterly reports on Form 10-Q and in the preparation of future periodic reports.

12. We note your disclosure regarding the formation of your nominating and corporate governance committee. Please note that Rule
13a-15(d) requires disclosure of "any change in [your] internal control over financial reporting, that occurred during each of [your] fiscal quarters,...that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." Your present disclosure concerns a committee created to review and recommend changes to your "disclosure controls and procedures." Please supplementally clarify whether this committee reviews and recommends changes to your "internal control over financial reporting" and whether the committee has recommended any changes that you have or will implement that will reasonably likely affect your internal control over financial reporting. Please see Rule 13a-15(f) for additional guidance. Further, please note that such disclosure is with respect to the fiscal quarter that is the subject of your report. As a result, please advise us whether the committee was created in your fiscal quarter ended June 30, 2004 and what specific changes were recommended and subsequently implemented that materially affected your internal control over financial reporting. Please note this comment with respect to your subsequently filed quarterly reports on Form 10-Q and in the preparation of future periodic reports.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, pp. F-2 to
F-5

13. We note that the principal auditor did not assume responsibility for the work performed by the other auditor, Saeed Kamran Patel & Co., which represents 61% of the June 30, 2004 total assets as well as 77% and 74% of the total net revenues for June 30, 2004 and 2003, respectively.  In this regard, please tell us why Saeed Kamran
Patel
& Co. is not considered the principal auditor. Explain how the principal auditor decided that it was appropriate for them to serve as the principal auditor. Refer to Statement on Auditing Standards
(SAS) No. 1, Sections 543.02, 543.03 and 543.10.

14. We note that your principal auditor`s report indicates that they did not audit the financial statements of Network Technologies
(PVT)
Limited, among other subsidiaries. Provide the audit report of the other auditor for Network Technologies (PVT) Limited. Alternatively, identify where the audit report is included. In addition, we note that you make reference to the reports for Network Technologies
(PVT)
Limited. Explain why you do not reference the reports of other auditor for NetSol Technologies (PVT) Limited, NetSol (PVT) Limited and NetSol Connect (PVT) Limited. We further note your principal auditor`s statement that they believe that their audits provide a reasonable basis for their opinion. Tell us why the principal auditor`s audit opinion does not also make reference in the scope paragraph to the work performed by the other auditor. Refer to SAS
No. 1, Section 543.09.

15. We note that the audit opinions of the other auditor do not reference the Standards of the Public Company Accounting Oversight Board. Please see Public Company Accounting Oversight Board Auditing
Standard No. 1. Furthermore, we note that the financial statements conform with approved accounting standards as applicable in Pakistan.
Please request your auditor to confirm that the audits were conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and that in their opinion the financial statements are presented in all material respects in accordance with accounting principals generally accepted in the United States. Revise the audit opinions accordingly.

16. We note that the audit report of the principal auditor refers to the audit reports of the significant subsidiaries for each of the years ended June 30, 2004 and 2003. We further note that the audit reports of the other auditor included in the filing are for the year ended June 30, 2004 only. Provide the audit reports of the other auditor for the year ended June 30, 2003. Refer to Rule 2-05 of Regulation S-X.

17. We note that your principal auditor, Kabani & Company, placed reliance on the report of Saeed Kamran Patel & Co., an accounting firm based in Pakistan and registered with the Public Company Accounting Oversight Board (PCAOB). In fulfilling a principal auditor`s responsibility under AU 543 to determine whether the principal auditor may rely on the work of a subsidiary auditor, the principal auditor should ensure that the subsidiary auditor has demonstrated sufficient knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. A foreign auditor that has demonstrated such knowledge and experience to the SEC staff generally should have documentation of that fact. A foreign audit firm`s registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. Foreign auditors are still expected to demonstrate their knowledge and experience (U.S. affiliation and Appendix K compliance, or demonstrate to the Office of the Chief Accountant sufficient knowledge and experience in applying U.S. GAAP, U.S. GAAS,
SEC financial reporting rules and SEC independence requirements).

Please tell us how Kabani & Company determined that Saeed Kamran Patel & Co. has sufficient knowledge and experience in applying U.S.
GAAP, PCAOB Standards, SEC financial reporting rules and SEC indpendence requirements. Please also provide us with the name, address and facsimile number of the principal partner at Saeed Kamran
Patel & Co. that was involved in the audits of NetSol Technologies (Pvt.) Limited, NetSol (Pvt.) Limited and NetSol Connect (Pvt.) Limited.

Consolidated Statements of Operations, p. F-7

18. We note on page F-27 in Note 9 that the fair market value of warrants issued included in other income and expenses relates to the fair value of warrants issued in connection with the sale of stock.
Explain why you do not consider the fair value of this consideration to be an offering cost that would be charged against the gross proceeds of the private placement. Refer to SAB Topic 5A. Cite the authoritative accounting literature relied upon in your presentation.

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable, p. F-15

19. We note that you analyze certain factors to evaluate the adequacy of the allowance for doubtful accounts. Supplementally explain how you considered increasing revenue, higher receivables and your history of bad debts in your analysis of the adequacy of the allowance for doubtful accounts of $80,000. Also tell us what consideration you gave to discussing the impact of your history of bad debts in your liquidity section of management`s discussion and analysis.

Intangible Assets, p. F-16

20. Supplementally tell us the amount of amortization expense recognized in the periods presented related to capitalized software development costs. Tell us where you have classified the amortization on your statements of operations. Refer to FASB Staff
Implementation Guides, SFAS 86, Question 17.

Revenue Recognition, pp. F-17 to F-18

21. Explain the nature of "Revenue in excess of billings" listed on the face of the consolidated balance sheet. Disclose the nature of these unbilled amounts in the financial statement footnotes.

22. We note your disclosure on page 7 stating that "[t]he Company generally enters into written commitment letters with clients at or around the time it commences work on a project." You further state that "[t]hese commitment letters typically contemplate that NetSol and the client will subsequently enter into a more detailed agreement, although the client`s obligations under the commitment letter are not conditioned upon the execution of the latter agreement...these written commitments and agreements often provide that the arrangement can be terminated with limited advance notice or penalty." Tell us how revenue is recognized on these arrangements.
In this regard, explain how you are able to establish evidence of the arrangement and that the fee is fixed and determinable if your commitment letters and detailed agreements often include termination clauses.

23. Tell us the nature of the consulting services provided under fixed-price contracts. Explain why the use of contract accounting is appropriate for these contracts. In this regard, note that footnote
1 of SOP 81-1 does not permit the use of contract accounting for service contracts.

24. Tell us whether any of your multiple element arrangements are subject to the separation criteria of EITF 00-21. If so, tell us the nature of the elements involved, the nature of the units of accounting that you account for as a separate and discrete earnings process, and the support for your conclusions that, among other things, the delivered items have value on a standalone basis. Clarify whether or not you ever customize software for your customer and then service and/or perform the processing for them using the customized software. In this regard, we note from page 2 of your business section that your professional services include outsourcing.
If so, help us understand how you separate and value the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software). Please advise.

25. We note from disclosure throughout your filing that you have established strategic alliances with distributors, such as in Japan and Indonesia. Supplementally tell us how you recognize revenue sold through indirect channels such as distributors. Specifically identify all criteria considered in determining when to recognize revenue and explain how you determine when the identified criteria have been met. Tell us whether you offer these third parties the right of return, refunds or price protections. If so, tell us when you are notified that an actual sale has occurred. If you are involved with thinly capitalized channel or distribution partners, tell us and disclose, if material, how you determine collectibility.
Explain whether you examine the end-user`s credit worthiness or that of the distributors. Tell us the amount of revenue generated through resellers for all periods presented.

Note 6 - Intangible Assets, p. F-23

26. We note your statement on page F-23 that you adopted SFAS 142 effective July 1, 2002, which requires that goodwill no longer be amortized. Explain why you continue to recognize goodwill amortization expense in the fiscal years ending June 30, 2004 and 2003 and through the interim period ended December 31, 2004. Revise your Form 10-KSB and subsequent Forms 10-QSB to reflect the appropriate accounting for goodwill under SFAS 142.

Note 8 - Debts

Notes Payable, pp. F-24 to F-25

27. We note several convertible loan agreements were issued during fiscal year 2004. Help us understand how you determined whether these loans included any beneficial conversion feature. In this regard, provide us with a schedule of convertible securities issued in chronological order during fiscal year 2004. Please include the following information in your schedule for each convertible security:
(a) date issued; (b) commitment date; (c) conversion terms; (d) effective conversion price; and (e) basis for determining if the conversion feature is beneficial (i.e. has intrinsic value) to the holder. Refer to EITF 98-5 and EITF 00-27. Also explain how the detachable warrants issuable upon conversion were considered in your accounting for the convertible notes. Tell us if the warrants are considered in your calculation of any beneficial conversion feature and whether you considered the accounting described in SFAS 84. Explain why you believe the use of the 20-day average market value of the stock is an appropriate measure to determine any beneficial conversion feature. In addition, further explain the convertibility of the notes and tell us whether you were in default at the time the notes were converted since you indicate that the notes are only convertible in the event of default by you.

Note 9 - Stockholders` Equity

Stock Subscription Receivable, p. F-28

28. We note that during fiscal year 2004 there were outstanding receivables due from four executive officers for exercised options.
We further note that additional receivables were due for option exercises during the interim period ended December 31, 2004 and that
$18,750 of accrued salaries was applied against a receivable. Please revise to disclose the material terms of these receivables such as maturity date, interest rate and amortization schedule and any arrangements for payroll withholdings, and identify the officers from whom such receivables are due. Please file the contract or written arrangement governing these receivables pursuant to Item 601(b)(10)(ii)(A) of Regulation S-B or otherwise file a written description of such arrangement if not governed by a formal document.
If there is no written agreement, tell us whether the repayment obligations are enforceable by you and explain the basis for your conclusions in this respect.

Common Stock Purchase Warrants and Options, pp. F-28 to F-29

29. We note that you have disclosed pro forma net loss and earnings per share for the year ended June 30, 2004. Tell us the impact on net loss and earnings per share if you had determined employee stock-based compensation costs based on the fair value model for the year ended June 30, 2003. Also tell us the assumptions used in your calculations of pro forma compensation expense under the fair value method. This information should be disclosed according to paragraph
2(e) of SFAS 148 and paragraph 47(d) of SFAS 123.

Exhibits 31.1 and 31.2

30. It appears that your certifications in your annual and subsequent interim reports do not include the disclosures required by Section 302(a)(4)(d) and Section 302(a)(5) of the Sarbanes-Oxley Act of
2002.
Revise your filings to include the proper certifications. Refer to
Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Quarter Ended December 31, 2004

Note 3 - New Accounting Pronouncements, pp. 7-8

31. Explain why you believe that the FASB adoption of Statement
No.
123R "will have no material impact" on your financial statements. We note that the SFAS 123 pro forma disclosure in Note 8 on page 13 adjusts a $78,692 reported net income for the six months ended December 31, 2004 to a $234,503 pro forma net loss. Provide disclosure according to SAB Topic 11M.

Item 2. Management`s Discussion and Analysis Or Plan Of Operation

Changes in Financial Condition, pp. 21-23

32. We note your use of the non-GAAP measure "net EBITDA income." Your disclosure should adhere to the disclosure requirements of Item
10(h)(1)(i) of Regulation S-B. Include a discussion of the usefulness as a performance measure and of the material limitations associated with the use of the measure and the manner in which management compensates for these limitations. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Questions 8 and 15. Consider similar disclosures in your earnings releases furnished on Form 8-K.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than the date specified above. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Jason Niethamer at (202) 824-5675, or
Melissa
Walsh at (202) 942-1822, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 for assistance on other matters. If you need further assistance, you may contact me at (202) 942-1818 or Barbara
Jacobs, Assistant Director, at (202) 942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197